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                                                                    EXHIBIT 99.1

RADVISION to Present at NASDAQ OMX and Oppenheimer Israeli Equities Conference on February 23rd

Presentation to be webcast and archived

Press Release
Source: RADVISION
On Thursday February 18, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that Adi Sfadia, Chief Financial Officer, and Robert Romano, Vice President of Enterprise Marketing, will speak at the NASDAQ OMX and Oppenheimer 14th Annual Israeli Equities Conference in New York City on Tuesday, February 23rd, from 11:50 a.m. to 12:20 p.m. (Eastern).

A live webcast of the Company's presentation can be accessed at http://www.veracast.com/webcasts/opco/nasdaq2010/54106162.cfm, on the Investor Events page of the RADVISION web site at www.radvision.com, or by clicking on the following link:
http://www.radvision.com/Corporate/Investors/InvestorEvents/nasdaq14conf.htm.

A replay of the event will be available on the RADVISION web site approximately three hours after the live event and accessible for ninety days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


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Contact:
Corporate:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
RADVISION
Robert Romano, +1-512-328-4617
VP Enterprise Marketing
rromano@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
President
junefil@optonline.net